Exhibit 2.2

EXECUTION VERSION

AMENDMENT NO. 1

TO

CONTRIBUTION AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”) to the Contribution Agreement (as defined below), dated as of May 23, 2015, is entered into by and among Advance/Newhouse Partnership, a New York partnership (“A/N”), A/NPC Holdings LLC, a Delaware limited liability company, Charter Communications, Inc., a Delaware corporation (“Charter”), CCH I, LLC, a Delaware limited liability Company (“New Charter”), Charter Communications Holdings, LLC, a Delaware limited liability company (“Charter Holdco” and, together with Charter and New Charter, the “Charter Parties” and the Charter Parties, together with A/N, A/NPC Holdings LLC, the “Parties”).

WITNESSETH

WHEREAS, the Parties entered into that certain Contribution Agreement dated as of March 31, 2015 (the “Contribution Agreement”);

WHEREAS, Section 9.2 of the Contribution Agreement permits the Parties to amend the Contribution Agreement by the execution by each of the Parties of an instrument in writing;

WHEREAS, Section 6.1(g) of the Contribution Agreement provides that the obligations of the Parties under the Contribution Agreement are subject to the consummation, prior to Closing, of the Comcast Agreement, the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement and the Asset Purchase Agreement, in each case in all material respects in accordance with the terms of each such agreement as publicly disclosed, unless the obligation that each such agreement be consummated is waived by the Parties prior to Closing;

WHEREAS, the Comcast Agreement has been terminated;

WHEREAS, the Parties acknowledge that A/N has delivered to TWCE an Offer Notice in accordance with the TWEAN Agreement and that thirty Business Days have passed since the delivery of such Offer Notice without TWCE having accepted the offer set forth in such Offer Notice or having made a Counter-Offer during such time period in accordance with the TWEAN Agreement; and

WHEREAS, the Parties desire to provide that the businesses of Charter and Bright House Networks, LLC shall be combined in connection with the combination of Time Warner Cable, Inc. (“TWC”) or, in certain circumstances, without TWC, in the event that TWC enters into an agreement for a Company Acquisition Proposal (as defined in the TWC Agreement) as more particularly provided below.

NOW, THEREFORE, the Parties hereby, intending to be legally bound, agree as follows:

1. Amendments. The Contribution Agreement is amended hereby as follows:

a.	Sections 6.1(f), 8.2(d), 8.2(f), 8.2(g) and 8.4(b) and the first sentence of Section 5.4(d) of the Contribution Agreement are hereby deleted in their entirety, in each case without renumbering subsequent sections, and the Parties irrevocably waive any rights or claims, arising before, on or after that date hereof, that they have or may have thereunder.

b.	Section 1.1 of the Contribution Agreement is hereby amended by adding the following new definitions in the appropriate alphabetical order:

“ “Tail Condition” has the meaning set forth in Section 6.1(g).”

“ “TWC Acquisition Proposal” has the meaning set forth in Section 6.1(g).”

“ “TWC Agreement” means the Agreement and Plan of Mergers, dated as of May 23, 2015, by and among Time Warner Cable, Inc., Cheetah, New Cheetah, Nina Corporation I, Inc., Nina Company II, LLC, and Nina Company III, LLC, in the form provided to Bengal prior to the execution of the Amendment.”

“ “TWC Transactions” means the transactions contemplated by the TWC Agreement.”

c.	Section 2.1 of the Contribution Agreement is hereby amended to add the following sentence at the end thereof: “The Closing shall not occur prior to (i) the consummation of the TWC Transactions or (ii) the termination of the TWC Agreement and the satisfaction of the Tail Condition.”

d.	Section 2.2 of the Contribution Agreement is hereby amended by (i) deleting the phrase “(other than the Specified Assets contributed by A/N to New Cheetah pursuant to clause (b))” in Section 2.2(a), and (ii) deleting Section 2.2(b) in its entirety, without renumbering subsequent sections.

e.	Section 2.3(a)(i) of the Contribution Agreement is hereby replaced in its entirety with the following: “Cheetah Holdco shall pay the Cash Consideration and issue (x) Cheetah Holdco Preferred Units with a face amount of $2.5 billion and (y)(A) 34,279,843 Cheetah Holdco Class B Common Units or (B) in the event that the TWC Transactions have been consummated prior to Closing in accordance with the terms of the TWC Agreement, 30,992,406 Cheetah Holdco Class B Common Units to A/N, in consideration of the Membership Interests” (it being understood that the difference between such amounts reflects only the Parent Merger Exchange Ratio (as defined in the TWC Agreement) implemented in the TWC Transactions and is not intended to increase or decrease A/N’s relative ownership in New Cheetah).

f.	Section 2.3(a)(ii) of the Contribution Agreement is hereby replaced in its entirety with the following: “New Cheetah shall issue one share of New Cheetah Class B Common Stock to A/N, in exchange for the sum of $1.00.”

g.

A new Section 2.6 entitled “Adjustment” is hereby added to Article II to read as follows: “If, prior to Closing, the number of outstanding Equity Interests of any Cheetah Party shall have been changed into a different number of Equity Interests or a different class of Equity Interests by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, merger, combination or exchange of Equity Interests, or any similar event (in each case other than the Parent Merger (as defined in the TWC Agreement) in accordance with the Parent Merger Exchange Ratio set forth in the TWC Agreement) shall have occurred, then the Equity Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided, that nothing in this Section 2.6 shall be construed to permit any Cheetah Party to take any action with respect to its Equity Interests that is otherwise prohibited by the terms of this Agreement, or to restrict the ability of any Cheetah Party from taking any action with respect to its Equity Interests that is not otherwise prohibited by the terms of this Agreement.”

h.	A new Section 4.14 entitled “TWC Transaction” is hereby added to Article IV to read as follows: “Cheetah makes no representation or warranty regarding TWC or its assets and liabilities, and Cheetah for purposes of this Agreement shall be without giving effect to the TWC Transaction.”

i.	Section 5.2(a) of the Contribution Agreement is hereby amended by adding the words “or the TWC Transaction” at the end of Section 5.2(a)(xxi).

j.	Section 5.3 of the Contribution Agreement is hereby amended by adding the words “or the TWC Transaction” at the end of Section 5.3(i); provided that the foregoing shall not prevent Charter from obtaining or arranging backstop financing to complete the TWC Transaction.

k.	Section 5.5(a) of the Contribution Agreement is hereby amended by replacing the words “after the execution of this Agreement, but in any event no later than thirty (30) calendar days thereafter” in the first sentence thereof with “after the date of the TWC Agreement, but in any event no later than thirty (30) Business Days thereafter”.

l.	Section 5.5(e) of the Contribution Agreement is hereby amended by (i) replacing the words “required or imposed by a Governmental Entity on Cheetah in connection with the Comcast Agreement (or any Long-Form Agreement (as defined therein) entered into pursuant to thereto and consistent in all material respects with the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date, including the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement or the Asset Purchase Agreement)” in the first proviso thereto with the words “required or imposed by Governmental Entities in connection with prior acquisitions of United States domestic cable systems (as such term is defined in 47 U.S.C. § 522(7)) consummated within the past twelve years with an aggregate purchase price of at least $500 million” and (ii) replacing the words “Comcast Agreement (or any Long-Form Agreement (as defined therein) entered into pursuant to thereto and consistent in all material respects with the definitive proxy statement on Schedule 14A of Cheetah dated February 17, 2015 and filed with the SEC on such date, including the Separation Agreement, the Spinco Merger Agreement, the Asset Exchange Agreement or the Asset Purchase Agreement)” in the second proviso thereto with the words “prior acquisitions of United States domestic cable systems (as such term is defined in 47 U.S.C. § 522(7)) consummated within the past twelve years with an aggregate purchase price of at least $500 million”.

m.	Section 5.10 of the Contribution Agreement is hereby replaced in its entirety with the following: “Prior to the Closing, the parties shall use their respective reasonable best efforts to cooperate with each other and with Time Warner Cable Inc. on all transition and integration planning matters necessary in connection with the consummation of the Contribution and the TWC Transactions.”

n.	A new Section 5.17 entitled “Restructuring Cooperation” is hereby added to read:

“If such actions required to treat the subsidiaries of TWC as disregarded from their owner for U.S. federal income tax purposes or contribute TWC assets and interests in its subsidiaries to subsidiaries of New Cheetah following the Closing Date would result in a cost that is material to Cheetah, then, upon the written request of Cheetah, the Parties agree to reasonably cooperate in good faith and in a timely and expeditious fashion (taking into account any regulatory or other approvals required to be obtained) in the implementation of a restructuring of the transactions contemplated herein, and such cooperation shall include entering into appropriate amendments to this Agreement; provided that such cooperation contemplated by this Section 5.17 shall (i) not reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any regulatory approvals required in connection with the transactions contemplated hereby or the Closing and (ii) result in an economically equivalent outcome to the Parties in the aggregate.”

o.	Section 6.1(g) of the Contribution Agreement is hereby amended and restated in its entirety to read:

(g) TWC Transaction. The TWC Transactions shall have been consummated, in each case in all material respects in accordance with the terms of the TWC Agreement; provided, that the foregoing shall not apply from and after any time that (i) the TWC Agreement is validly terminated pursuant to Section 10.01(b)(iii)(B), Section 10.01(c)(i), Section 10.01(c)(ii) or Section 10.01(c)(iii) of the TWC Agreement, (ii) a Company Acquisition Proposal (as defined in the TWC Agreement, except that all references to “25%” therein shall be deemed to be references to “50%”, and, as so modified, hereinafter referred to as a “TWC Acquisition Proposal”) shall have been made prior to the termination of the TWC Agreement and (iii) TWC shall enter into a definitive agreement to consummate such TWC Acquisition Proposal within 12 months following termination of the TWC Agreement ((i), (ii) and (iii) collectively, the “Tail Condition”);.

p.	Section 8.2(a) of the Contribution Agreement is hereby amended by adding the following words to the end thereof: “; provided further, however, that the End Date shall be automatically extended until the third Business Day following the End Date (as defined in the TWC Agreement) as such End Date (as defined in the TWC Agreement) may be extended pursuant to the terms of the TWC Agreement (or, if later, the expiration of 12 months following the termination of the TWC Agreement unless the Tail Condition shall have become no longer capable of satisfaction)”.

q.	Section 8.2(f) is hereby replaced in its entirety with the following: “Cheetah, on the one hand, and A /N on the other hand, may terminate this Agreement at any time prior to the Closing, by giving written notice of termination to the other, upon termination of the TWC Agreement, in each case, if the Tail Condition is no longer capable of satisfaction;

r.	A new Section 5.18 entitled “Tail Operations” is hereby added to read:

“The Parties agree that following any termination of the TWC Agreement, the Parties shall operate in the ordinary course consistent with past practices instead of compliance with Sections 5.2, 5.3 and 5.4(f); provided that Sections 5.2(xxi) and 5.3(i) shall survive such termination and be applicable to the respective Parties.”

s.	Each of the definition of “Cheetah Material Adverse Effect” in the Contribution Agreement, and Section 5.3, Section 5.4(g), and Section 5.12(a) of the Contribution Agreement, is hereby amended by replacing each reference therein to the “Comcast Agreement” with the “TWC Agreement”.

t.	Each of the definition of “Excluded Taxes” in the Contribution Agreement, and Sections 3.18(a) and 3.18(b) of the Contribution Agreement, is hereby amended by removing each reference to “or the Specified Assets” therein.

u.	Each reference to the “New Cheetah Registration Statement” in Section 5.11(f) of the Contribution Agreement is hereby deemed to refer to the Registration Statement on Form S-4 that will be by Cheetah, New Cheetah or any of their affiliates with respect to the TWC Transaction.

v.	Exhibit B of the Contribution Agreement is hereby amended by (i) replacing from the paragraph opposite the heading “Class B Shares” the sentence “The Class B common shares will initially have 50 votes each.” with the following: “The Class B common share will initially have a number of votes reflecting the voting power of the Charter Holdco common units (other than those owned by Charter) and the exchangeable preferred units on an as-converted, as exchanged basis.”, (ii) deleting from the paragraph opposite the heading “Class B Shares” the phrase “, subject to the Class B Director Appointment Right (as defined in the Shareholders’ Agreement)”; and (iii) in the first paragraph opposite the heading “Exchange and Conversion”, replacing the sentence “Any such exchange will also require a conversion of a proportionate amount of Class B shares into common stock.” with the following: “Any such exchange will also require a proportionate adjustment to the voting power of the Class B common share. Upon exchange of all Charter Holdco common units, the Class B share shall be cancelled.”

w.	Exhibit A to Exhibit B of the Contribution Agreement is hereby amended by replacing from the paragraph opposite the heading “Ranking” in the column “Explanation” the words “20% vote or equity ownership” with the words “at least 66 2/3% of the preferred units issued to it at Closing”.

x.	Exhibit A to Exhibit B of the Contribution Agreement is hereby amended further by adding the following new sentence at the end of the paragraph opposite the heading “Conversion Premium/Price” in the column “Explanation”: “For the avoidance of doubt, all references to reference price herein shall mean reference price divided by the Parent Merger Exchange Ratio in the event that the transactions contemplated by the TWC Agreement are consummated prior to the closing of the Contribution Agreement (it being understood that such change is being made to reflect the Parent Merger Exchange Ratio implemented in the TWC Transactions and is not intended to increase or decrease A/N’s relative ownership in New Cheetah).”

y.	The step plan attached to Exhibit B to the Contribution Agreement shall be amended and restated in its entirety substantially in the form attached hereto as Exhibit A.

z.	Paragraph (a) of the definition of “Excluded Liabilities” is hereby amended by deleting the words “, Time Warner Cable, Inc., the TWEAN Partnership” and replacing the words “each of their respective” with the word “its”. This amendment will apply only in the event that the TWC Transactions are consummated.

aa.	Clause (a) of the definition of “Excluded Taxes” is hereby amended further by deleting the words “by, the TWEAN Partnership or any of its Affiliates (other than Bengal and its Subsidiaries) or”. This amendment will apply only in the event that the TWC Transactions are consummated.

2. Consent and Acknowledgement. The Parties agree that none of discussions with respect to, entering into or performing the TWC Agreement or the transactions contemplated thereby (or any agreements entered or to be entered into in connection therewith) shall be deemed to be a breach of, or give rise to any remedy or right under, any provision of the Contribution Agreement (including, without limitation, Sections 5.3, 5.5, 5.11, Article VI, and Article VII thereof) or any other Transaction Agreement.

3. Cooperation, Assistance and Coordination. A/N hereby agrees that the covenants, undertaking and efforts required of A/N and its Affiliates in Section 5.4 and Section 5.5 shall be deemed to apply to the TWC Transaction on the same basis as they apply to the transactions contemplated by the Contribution Agreement (as amended hereby), including that A/N shall cooperate and coordinate the timing of regulatory efforts with the process for obtaining regulatory approvals for the TWC Transaction. A/N acknowledges that Cheetah may (but is not required to) hold the Cheetah Stockholder Meeting on the same day as its meeting to approve the TWC Transaction and that the Proxy Statement may (but is not required to) be included as part of the Registration Statement on Form S-4 (and a proxy statement and/or prospectus contained therein) that will be filed by Cheetah, New Cheetah or any of their Affiliates with respect to the TWC Transaction.

4. Reservation of Rights. The Parties hereby agree that this Amendment shall not be deemed to constitute a waiver of any existing right or remedy under the Contribution Agreement not expressly stated herein. Except to the extent expressly waived hereby, each Party hereby expressly reserves all rights and remedies available to such Party for the full protection and enforcement of its rights or remedies under the Contribution Agreement, without prejudice to any rights or remedies that such Party may now have or may have in the future under or in connection with the Contribution Agreement. The Contribution Agreement shall not be modified by this Amendment in any respect except as expressly set forth herein.

5. Defined Terms. Capitalized terms used but not defined herein shall have the meaning assigned to them in the Contribution Agreement.

6. Miscellaneous. Article IX of the Contribution Agreement is hereby incorporated by reference as if reproduced herein, mutatis mutandis.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ADVANCE/NEWHOUSE PARTNERSHIP

By:	/s/ Steven Miron
Name:	Steven Miron
Title:	Chief Executive Officer

A/NPC HOLDINGS LLC

By:	/s/ Steven Miron
Name:	Steven Miron
Title:	Chief Executive Officer

CHARTER COMMUNICATIONS, INC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

CCH I, LLC

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary

CHARTER COMMUNICATIONS HOLDINGS, LLC.

By:	/s/ Richard R. Dykhouse
Name:	Richard R. Dykhouse
Title:	Executive Vice President, General Counsel & Corporate Secretary